SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VBI Vaccines, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)

91822J103
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)
February 25, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J103	Schedule 13D	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,678,751
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,678,751
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,678,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91822J103	Schedule 13D	PAGE 3 of 4

This Amendment No. 2 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common shares, no par value (the “Common Shares”), of VBI Vaccines Inc. (the “Issuer”). This Amendment is being filed solely as a result of a change in the Issuer’s issued and outstanding Common Shares and it amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed by OPKO with the SEC on March 31, 2017, as amended on November 1, 2017. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)
OPKO is the direct owner of 6,678,751 Common Shares or 6.8% of the Issuer’s issued and outstanding Common Shares, based on 97,661,887 shares outstanding as set forth in the Issuer’s Annual Report on Form 10-K as filed on February 25, 2019.

(b)	OPKO has the sole power to vote and dispose of the 6,678,751 Common Shares owned by it.

(c)	OPKO has not effected any transaction in the Common Shares during the last 60 days.
OPKO’s reported ownership does not include securities owned by Frost Gamma Investment Trust (“FGIT”), an affiliate of Phillip Frost, M.D., OPKO’s Chairman and Chief Executive Officer (“Dr. Frost”). FGIT holds 293,558 shares of Common Stock, or less than 1.0% of the Issuer’s issued and outstanding shares, based on 97,661,887 shares issued and outstanding as of February 25, 2019, as reported in the Issuer’s Annual Report on Form 10-K. Dr. Frost is the sole trustee of FGIT. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT and Dr. Frost.

In connection with undertakings made to the Securities and Exchange Commission, as part of a previously announced settlement, OPKO is evaluating all of its strategic minority investments and reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In connection with this evaluation, OPKO may make additional or amended filings pursuant to Section 13(d) and/or Section 13(g) of the Exchange Act reflecting group membership.

CUSIP No. 91822J103	Schedule 13D	PAGE 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: March 13, 2019	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary